Exhibit 99.1

Hydro One and Ontario Power Generation launch new company to deliver Ontario’s largest and most connected electric vehicle fast-charger network

- Ivy Charging Network™ to install 160 fast-chargers across 73 locations by the end of 2021 –

February 14, 2020, Toronto – Today, Hydro One Limited (Hydro One) and Ontario Power Generation (OPG) announced the launch of Ivy Charging Network™, a new company, which will create Ontario’s largest and most connected electric vehicle fast-charger network.

“We play a critical role in energizing life in communities across Ontario. This fast-charger network will create a better and brighter future through a greener transportation sector while meeting the evolving energy needs of our customers and all Ontarians,” said Imran Merali, Vice President, Customer Service, Hydro One, and Co-President of Ivy Charging Network. “By entering this growing market in partnership with OPG, Hydro One is expanding our product and service offering to deliver greater value for our customers, employees, communities and shareholders.”

The company’s 160 level 3 fast-chargers will be at 73 locations across Ontario, which will help alleviate electric vehicle range anxiety, as Ivy’s locations will be less than 100 kilometres apart on average.

“Having delivered the world’s largest single climate change action to date with the closure of our coal stations, OPG’s clean power serves as a strong platform to electrify carbon-heavy sectors like transportation,” said Theresa Dekker, Vice President, Corporate Business Development & Strategy for OPG, and Co-President of Ivy Charging Network. “That’s why we’re so pleased to be partnering with Hydro One on an initiative that will broaden the benefits of electrification, providing a reliable, integrated network while ensuring no additional cost to ratepayers.”

Natural Resources Canada (NRCan), through its Electric Vehicle and Alternative Fuel Infrastructure Deployment Initiative (EVAFIDI), provided an $8 million repayable contribution to Hydro One and Ontario Power Generation to help build the EV network.

“Our government is committed to supporting innovative, green infrastructure projects that will bring us closer to a competitive, zero-emissions transportation sector,” said the Honourable Navdeep Bains, Minister of Innovation, Science and Industry, on behalf of the Honourable Seamus O’Regan, Canada’s Minister of Natural Resources. “Today’s investment will ensure that Canadian-made solutions are at the forefront of solving the global climate change crisis, leaving our children and grandchildren with a healthier planet and cleaner air to breathe.”

Ivy Charging Network™ selected Greenlots, a member of the Shell Group and leader in electric vehicle charging and management solutions as its service provider to operate and manage the network. Ivy Charging Network is a limited partnership with equal ownership between Hydro One and OPG. As an unregulated business, it can provide a new revenue stream for both companies while not affecting Ontario electricity rates.

More information can be found at www.ivycharge.com.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion.

Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov).

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

About OPG:

OPG is the largest electricity generator in the province, providing almost half the power Ontarians rely on every day. It is also one of the most diverse generators in North America with nuclear, hydro, biomass, solar and gas assets.

For further information:

Hydro One

1-877-506-7584 or 416-345-6868

Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and

instagram.com/hydrooneofficial.

Ontario Power Generation

416-592-4008 or 1-877-592-4008

Follow us @opg